                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                            ZING TECHNOLOGIES, INC.
                                       AT
                              $15.36 NET PER SHARE
                                       BY
                          IRC ACQUISITION CORPORATION
                      A DIRECT WHOLLY-OWNED SUBSIDIARY OF

                      INTERNATIONAL RECTIFIER CORPORATION

----------------------------------------------------------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 6, 2000, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

    THIS OFFER IS BEING MADE IN ACCORDANCE WITH AN AGREEMENT AND PLAN OF REORGANIZATION (THE "MERGER AGREEMENT"), DATED AS OF JANUARY 27, 2000, BY AND AMONG ZING TECHNOLOGIES, INC., A NEW YORK CORPORATION (THE "COMPANY"), IRC ACQUISITION CORPORATION, A NEW YORK CORPORATION (THE "PURCHASER"), AND INTERNATIONAL RECTIFIER CORPORATION, A DELAWARE CORPORATION ("PARENT"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER, THE STOCK OPTION AGREEMENT (EACH AS DEFINED BELOW), AND THE PURCHASE OF SHARES CONTEMPLATED BY THE OFFER AND THE STOCK OPTION AGREEMENT, AND HAS DETERMINED THAT THE OFFER DESCRIBED HEREIN IS IN THE BEST INTEREST OF THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT ALL SHAREHOLDERS TENDER THEIR SHARES.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, $0.01 PAR VALUE, OF THE COMPANY (THE "SHARES") WHICH WOULD REPRESENT AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF THE COMPANY ON A FULLY-DILUTED BASIS (THE "MINIMUM CONDITION") AND (2) THE EXPIRATION OR TERMINATION OF ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE
SECTION 14.

    IN THE EVENT THAT MORE THAN TWO-THIRDS AND LESS THAN 90% OF THE OUTSTANDING SHARES OF THE COMPANY ARE TENDERED PURSUANT TO THE OFFER AND NOT WITHDRAWN, THE PURCHASER MAY, UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW, EXERCISE THE TOP-UP STOCK OPTION (AS DEFINED BELOW).

    THE OFFER IS NOT CONDITIONED UPON PARENT OR THE PURCHASER OBTAINING
FINANCING.

                                   IMPORTANT

    ANY SHAREHOLDER DESIRING TO TENDER ALL OR ANY PORTION OF SUCH SHAREHOLDER'S SHARES SHOULD EITHER:

        (I) COMPLETE AND SIGN THE LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL AND
    (A) MAIL OR DELIVER IT, TOGETHER WITH THE CERTIFICATE(S) EVIDENCING THE TENDERED SHARES AND ANY OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY, OR
    (B) TENDER SUCH SHARES PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER SET FORTH IN SECTION 3; OR

       (II) REQUEST SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO EFFECT THE TRANSACTION FOR SUCH SHAREHOLDER.

    A SHAREHOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF SUCH SHAREHOLDER DESIRES TO TENDER SHARES SO REGISTERED.

    A SHAREHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THIS OFFER TO PURCHASE ON A TIMELY BASIS, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN SECTION 3.

    QUESTIONS AND REQUESTS FOR ASSISTANCE, OR FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL OR OTHER OFFER MATERIALS, MAY BE DIRECTED TO THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. SHAREHOLDERS MAY ALSO CONTACT BROKERS, DEALERS, COMMERCIAL BANKS OR TRUST COMPANIES FOR ASSISTANCE CONCERNING THE OFFER.

FEBRUARY 7, 2000

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                           --------
SUMMARY TERM SHEET.......................................................      1

INTRODUCTION.............................................................      6

THE OFFER................................................................      8

SECTION 1.   TERMS OF THE OFFER; EXPIRATION DATE.........................      8

SECTION 2.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES...............     11

SECTION 3.   PROCEDURE FOR TENDERING SHARES..............................     12

SECTION 4.   WITHDRAWAL RIGHTS...........................................     15

SECTION 5.   CERTAIN TAX CONSIDERATIONS..................................     15

SECTION 6.   PRICE RANGE OF SHARES; DIVIDENDS............................     15

SECTION 7.   CERTAIN INFORMATION CONCERNING THE COMPANY..................     16

SECTION 8.   CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.....     18

SECTION 9.   SOURCE AND AMOUNT OF FUNDS..................................     19

SECTION 10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY..........     20

SECTION 11.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; MERGER              23
               AGREEMENT; SHAREHOLDER SUPPORT AGREEMENT; STOCK OPTION
               AGREEMENT; CONFIDENTIALITY AGREEMENT......................

SECTION 12.  DIVIDENDS AND DISTRIBUTIONS.................................     35

SECTION 13.  EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ         35
               NATIONAL MARKET LISTING AND EXCHANGE ACT REGISTRATION.....

SECTION 14.  CERTAIN CONDITIONS OF THE OFFER.............................     36

SECTION 15.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS..............     38

SECTION 16.  FEES AND EXPENSES...........................................     42

SECTION 17.  MISCELLANEOUS...............................................     42

SCHEDULE I  .............................................................    S-1

                               SUMMARY TERM SHEET

    IRC Acquisition Corporation is offering to purchase all of the outstanding common stock of Zing Technologies, Inc. for $15.36 per share in cash. Through a question and answer format, this Summary Term Sheet will explain to you, the shareholders of Zing Technologies, Inc., the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your shares to IRC Acquisition Corporation. This Summary Term Sheet serves only as an introduction, and we urge you to carefully read the remainder of the Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction. Cross-referenced text refers to sections within the Offer to Purchase, unless otherwise noted.

WHO IS OFFERING TO BUY THE COMMON STOCK OF ZING TECHNOLOGIES, INC.?

    - Our name is IRC Acquisition Corporation. We are a New York corporation formed for the purpose of making a cash tender offer for all of the outstanding shares of common stock of Zing Technologies, Inc. ("Zing"). We are a direct, wholly-owned subsidiary of International Rectifier Corporation, a Delaware corporation, whose shares are listed on the New York Stock Exchange. See "Introduction."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER? HOW MUCH IS IRC ACQUISITION CORPORATION OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

    - We are offering to purchase all of the outstanding shares of common stock of Zing for $15.36 per share, net to you, in cash. See "Introduction."

WHAT IS THE PURPOSE OF THE TENDER OFFER?

    - The purpose of the tender offer is to enable International Rectifier Corporation to acquire control of Zing. See "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement; Shareholder Support Agreement; Stock Option Agreement; Confidentiality Agreement").

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    - We are not obligated to purchase any shares that you validly tender unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents, in the aggregate, at least two-thirds of the outstanding shares of Zing.

    - We are also not obligated to purchase any shares which you validly tender if, among other things:

       - Zing and its subsidiary, Omnirel LLC, do not continue to operate their businesses according to ordinary and past practices,

       - there is a material adverse change in Zing, Omnirel LLC or their businesses, or

       - the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated.

    - We are also not obligated to purchase any shares you validly tender if any other conditions as set forth in Section 14 ("Certain Conditions to the Offer") and discussed in Section 1 ("Terms of the Offer; Expiration Date") are not satisfied or waived.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    - Our offer to purchase your shares expires at 12:00 midnight, New York City time, on Monday, March 6, 2000. This is called the initial expiration date. See Section 1 ("Terms of the Offer; Expiration Date").

CAN IRC ACQUISITION CORPORATION EXTEND THE OFFER PAST THIS EXPIRATION DATE AND UNDER WHAT CIRCUMSTANCES?

    - Yes, we can extend the offer past the initial expiration date. If we choose to do so, you will be able to tender your shares until 12:00 midnight, New York City time, on the new expiration date.

    - Several terms, which were negotiated by the parties, define the circumstances in which we can extend the offer, including:

       - if any conditions to the offer have not been satisfied or waived,

       - for any period required by a Securities and Exchange Commission rule or regulation, or

       - for ten business days if all conditions are satisfied and shareholders have tendered more than 67% but less than 90% of the outstanding shares of common stock of Zing.

    - See Section 1 ("Terms of the Offer; Expiration Date").

HOW DO I FIND OUT IF IRC ACQUISITION CORPORATION EXTENDS THE OFFER?

    - We will announce an extension no later than 9:00 a.m., New York City time, on the business day after a scheduled expiration date by issuing a press release to the Dow Jones News Service. See Section 1 ("Terms of the Offer; Expiration Date").

HOW DO I GET PAID FOR MY TENDERED SHARES?

    - We will pay for the shares accepted for payment by depositing the purchase price with ChaseMellon Shareholder Services, L.L.C., (who is the depositary in this offer.) The depositary will act as your agent and will transmit to you the payment for all shares accepted for payment. See
      Section 2 ("Acceptance for Payment and Payment for Shares").

HOW DO I TENDER MY SHARES?

    - To tender your shares, you must deliver your share certificates, together with a completed letter of transmittal, to the depositary on or prior to the expiration date. If your shares are held in street name, you can tender the shares by your nominee through The Depository Trust Company.

    - If you cannot get all of the documents or instruments that you are required to deliver to the depositary, you can still tender your shares if a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or any other eligible institution guarantees that the depositary will receive the missing items within three NASDAQ National Market trading days. For the tender to be valid, the depositary must actually receive the missing items within that three day period.

    - See Section 3 ("Procedure for Tendering Shares").

UNTIL WHAT TIME CAN I WITHDRAW MY PREVIOUSLY TENDERED SHARES?

    - You can withdraw your tendered shares at any time on or prior to a scheduled expiration date. After the offer expires, the tender is irrevocable unless we have not accepted for payment your shares by April 7, 2000. At and after this date, you can withdraw your tendered shares until we accept them for payment. See Section 4 ("Withdrawal Rights").

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    - To withdraw your shares, you must deliver written, telegraphic or facsimile transmission notice of withdrawal to the depositary that specifies your name, the number of shares being withdrawn, and the name of the registered holder of the shares, if different from the person who tendered the shares. See Section 4 ("Withdrawal Rights").

WHAT ARE THE TAX CONSEQUENCES OF THE SALE OF SHARES TO IRC ACQUISITION CORPORATION?

    - The sale of shares to us is a taxable transaction for federal, and possibly state, income tax purposes. In general, you will recognize gain or loss equal to the difference between the tax basis of your shares and the amount of cash that you receive from us for the shares.

    - We encourage you to consult with your own tax advisor about the particular effect the tender will have on you.

    - See Section 5 ("Certain Tax Considerations").

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    - On January 27, 2000, the last full trading day before we announced the offer, the closing price per share of Zing common stock on the NASDAQ National Market was $15.00. On February 4, the last full trading day before we commenced the offer, the closing price per share of Zing common stock on the NASDAQ National Market was $15.125.

    - Between December 31, 1999 and February 4, 2000, the closing sale price of a share of Zing common stock ranged between $12.00 and $15.906.

    - We encourage you to obtain a current market quotation for your shares before deciding whether to tender your shares.

    - See Section 6 ("Price Range of Shares; Dividends").

WHAT IS THE TOTAL AMOUNT OF FUNDS THAT IRC ACQUISITION CORPORATION WILL REQUIRE TO CONSUMMATE THE PROPOSED TRANSACTION?

    - We estimate that International Rectifier Corporation and we will require approximately $37.5 million to consummate the tender offer and merger. See
      Section 9 ("Source and Amount of Funds"). After payment of debt owed by Zing and Omnirel LLC, we anticipate that Zing will have approximately $9.0 million in cash at the time the offer terminates.

DOES IRC ACQUISITION CORPORATION HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    - Yes, we will obtain all necessary funds through capital contributions or advances by International Rectifier Corporation. International Rectifier Corporation has sufficient funds from cash and credit agreements to fully fund the offer and the subsequent merger. International Rectifier Corporation has received all required approvals from the lenders who fund these credit agreements. See Section 9 ("Source and Amount of Funds").

IS IRC ACQUISITION CORPORATION'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER SHARES IN THE OFFER?

    - We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because: the offer consists solely of cash, the offer is not subject to any financing condition, International Rectifier Corporation has adequate cash and credit facilities available, International Rectifier Corporation is a public reporting company that files reports electronically on EDGAR, and the offer is for all outstanding shares of Zing's common stock.

WHAT DOES THE ZING BOARD OF DIRECTORS THINK OF THE TENDER OFFER AND MERGER?

    - On January 19, 2000, the Board of Directors of Zing unanimously adopted resolutions determining that the offer, the merger, the merger agreement, and all other agreements to the tender offer and merger were fair to you and in your best interests.

    - Your Board of Directors recommends that you accept the offer and tender your shares.

    - See "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement; Shareholder Support Agreement; Stock Option Agreement; Confidentiality Agreement").

HAVE ANY SHAREHOLDERS ALREADY AGREED TO TENDER THEIR SHARES?

    - Yes, shareholders holding shares representing approximately 57% of the outstanding shares of common stock of Zing entered into Shareholder Support Agreements in which each has agreed to tender all of his or her shares in the offer.

    - See "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement; Shareholder Support Agreement; Stock Option Agreement; Confidentiality Agreement").

IF AT LEAST TWO-THIRDS OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WHAT HAPPENS TO ZING AFTER THE OFFER?

    - International Rectifier Corporation, Zing, and we have entered into a merger agreement that provides for IRC Acquisition Corporation to merge with and into Zing. The merger is dependent on shareholders owning at least two-thirds of Zing's outstanding stock voting in favor of the transaction. If the tender offer is successful, we will own at least two-thirds of Zing's outstanding shares and intend to vote these shares in favor of the merger.

    - Therefore, if we acquire at least two-thirds of the outstanding shares of Zing pursuant to the offer, we will merge with and into Zing. Once the merger takes place, Zing will no longer be publicly owned. Subject to any appraisal rights properly exercised under New York law, upon consummation of the merger, (i) each outstanding share will convert into and represent the right to receive $15.36 per share in cash (or any higher price per share that is paid in the tender offer) and (ii) Zing will become a wholly-owned subsidiary of International Rectifier Corporation. In such case, Zing common stock will no longer be traded through the NASDAQ National Market or on a securities exchange.

    - See "Introduction", Section 13 ("Effect of the Offer on the Market for the Shares"), and, for a more complete discussion of appraisal rights, see
      Section 15 ("Certain Legal Matters and Regulatory Approvals").

IF I DECIDE NOT TO TENDER BUT THE TENDER OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

    - If the tender offer is successful and the subsequent merger occurs, shareholders who do not tender will receive the same amount of cash per share that they would have received if they had tendered, subject to any rights of appraisal which they properly exercise under New York law. Therefore, if you do not tender and do not exercise appraisal rights, and if the merger occurs, the only difference to you between tendering in the offer and not tendering is that you will receive payment LATER without any interest.

    - See Section 13 ("Effect of the Offer on the Market for the Shares") and
      Section 15 ("Certain Legal Matters and Regulatory Approvals").

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    - Shareholders can call Morrow & Co. at (800) 566-9061. Morrow & Co. is acting as the information agent for the tender offer.

TO: THE HOLDERS OF COMMON STOCK OF
ZING TECHNOLOGIES, INC.:

                                  INTRODUCTION

    IRC Acquisition Corporation, a New York corporation (the "Purchaser") and a direct, wholly-owned subsidiary of International Rectifier Corporation, a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Zing Technologies, Inc., a New York corporation (the "Company"), at a purchase price of $15.36 per Share (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. The Purchaser will pay all fees and expenses of ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary") and Morrow & Co., Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 16.

    The Offer is conditioned upon, among other things, (1) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which would represent at least two-thirds of the total number of outstanding Shares (assuming all outstanding options to purchase Shares are cashed out for the difference between the Offer Price and the option exercise price) (the "Minimum Condition") and (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the "HSR Act") having expired or been terminated. The Company has informed the Purchaser that as of January 26, 2000, there were 2,406,837 Shares issued and outstanding, 34,707 Shares of Common Stock reserved for issuance under the Company's outstanding stock option agreements, and no other stock of the Company outstanding or committed to be issued. Based on this information, and assuming all holders of outstanding options to purchase Shares of Common Stock will have entered into agreements to accept cash in lieu of the right to exercise such options effective on the date the Purchaser purchases the Shares pursuant to the Offer, the Purchaser believes that the Minimum Condition will be satisfied if the Purchaser acquires at least 1,604,558 Shares in the Offer. Parent does not directly or indirectly hold any Shares. Certain other conditions to the Offer are described in Section 14.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS" OR THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER, AND THE PURCHASE OF SHARES BY THE PURCHASER CONTEMPLATED BY THE OFFER AND THE STOCK OPTION AGREEMENT AND HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER (INCLUDING THE OFFER PRICE OF $15.36 PER SHARE IN CASH) ARE IN THE BEST INTEREST OF THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT ALL SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of January 27, 2000 (the "Merger Agreement"), by and among the Company, Parent and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or, to the extent permitted under the Merger Agreement, waiver of all conditions to the Merger and in accordance with the applicable provisions of the New York Business Corporation Law ("NYBCL"), the Purchaser will be merged with and into the

Company (the "Merger"). Upon consummation of the Merger, the Company will be the surviving corporation of the Merger and a direct wholly-owned subsidiary of Parent. Thereupon, each outstanding Share (other than treasury Shares and Shares held by shareholders, if any, who properly exercise appraisal rights) will be converted into and represent the right to receive $15.36 in cash, or any higher price that may be paid per Share in the Offer, without interest. See Section 11. The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of New York or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

    The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of the entire equity interest of the Company. The Merger Agreement provides that, promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate on the Board of Directors, on each committee of the Board of Directors (other than any committee established to take action under the Merger Agreement or related agreements), and on the board of directors and each committee of Omnirel LLC, the Company's only subsidiary, up to such number of directors as will give the Purchaser representation on such board or committee equal to the product of
(i) the total number of directors on the Board and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates bears to the total number of outstanding Shares; provided, however, that until the Effective Time, there shall be at least two directors on Company's Board of Directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Continuing Directors"). In the Merger Agreement, the Company, subject to certain limitations (see Section 11), has agreed to take all action necessary to cause the Purchaser's designees to be elected or appointed as directors of the Company, including increasing the size of the Board or securing the resignation of incumbent directors or both. The Merger Agreement also provides that certain Company actions prior to the Effective Time must be approved by the Continuing Directors (see Section 11).

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by NYBCL, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. See Section 11, Section 14 and Section 15. Under the Company's Certificate of Incorporation and NYBCL, the holders of Shares have one vote for each Share owned of record. Under the Company's Certificate of Incorporation and NYBCL, a two-thirds vote of the then outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other shareholders.

    Under NYBCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to consummate the Merger, without a vote of the Company's shareholders. In such event, Parent and the Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders. If, however, the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise, and a vote of the Company's shareholders is required under NYBCL, a longer period of time will be required to effect the Merger. See
Section 11 and Section 15.

    Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent's and the Purchaser's entering into the Merger Agreement, the Company entered into a Stock Option Agreement dated as of the date of the Merger Agreement (the "Stock Option Agreement") with the Purchaser. Pursuant to the Stock Option Agreement, the Company granted to the Purchaser an irrevocable option (the "Top-Up Stock Option") to purchase that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and Parent immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price, subject to the terms and conditions set forth in the Stock Option Agreement, including, without limitation, that the Top-Up Stock Option would not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance. If the Top-Up Stock Option is exercised by the Purchaser (resulting in the Purchaser and Parent owning 90% or more of the Shares then outstanding), the Purchaser will be able to effect a short-form merger under NYBCL, subject to the terms and conditions of the Merger Agreement. For a description of the Stock Option Agreement, see Section 11.

    Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent's and the Purchaser's entering into the Merger Agreement, John Catrambone, Robert E. Schrader IRA, Robert and Deborah Schrader, The Robert Schrader 1998 Grantor Retained Annuity Trust, Robert Schrader, and John Allwein each entered into a Shareholder Support Agreement (each, a "Shareholder Support Agreement") with the Purchaser dated as of the date of the Merger Agreement pursuant to which, among other things, each agreed to tender his or her Shares in the Offer. These shareholders own approximately 57% of the outstanding shares of the Company. For a description of the Shareholder Support Agreements, see Section 11.

    On January 19, 2000, the Board of Directors of the Company unanimously adopted resolutions determining that the Offer, the Merger, the Merger Agreement, and the purchase of Shares by the Purchaser contemplated by the Offer and the Stock Option Agreement are fair to and in the best interests of the Company's shareholders and recommending that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly,
Section 912 of NYBCL (which restricts the ability of an "interested shareholder" from engaging in a "business combination" with a New York corporation for a period of five years following the date on which such shareholder became an interested shareholder) is inapplicable to the Offer and the Merger. See
Section 15.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

    SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will, and Parent will cause it to, accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date, and not properly withdrawn as permitted by Section 4 below, that the Purchaser is obligated to purchase. For purposes of the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Monday, March 6, 2000 (the "Initial Expiration Date"), unless and until the Purchaser, in its sole discretion (subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the expiration or termination of all waiting periods imposed by the HSR Act. The Offer is also subject to certain other conditions set forth in Section 14 below. If any of these conditions are not satisfied or if any events specified in Section 14 have occurred or are determined by the Purchaser to have occurred, prior to the Expiration Date, the Purchaser reserves the right (but is not obligated), subject to the terms of the Merger Agreement and whether or not any Shares have theretofore been accepted for payment, to waive any of the conditions of the Offer and to make any change in the terms or conditions of the Offer in its sole discretion; provided, however, that no change or waiver may be made, without the prior written consent of the Company, that decreases the price per Share payable in the Offer, decreases the number of Shares sought in the Offer, changes the form of consideration payable in the Offer, or imposes or alters the conditions to the Offer in addition to or from those set forth in
Section 14 or in a manner that is otherwise materially adverse to the holders of the Shares.

    The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, the Purchaser will have the right to extend the Offer beyond the Initial Expiration Date only in the following events: (i) from time to time if, at the Initial Expiration Date (or extended expiration date of the Offer, if applicable) any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or any period required by applicable law, or (iii) if all conditions to the Offer are satisfied or waived and the Shares validly tendered and not withdrawn pursuant to the Offer represent more than two-thirds of the total issued and outstanding Shares on a fully diluted basis, the Purchaser may extend the Offer for a period not to exceed ten business days; provided that as of the date the Offer is extended, all conditions previously imposed (other than certain of the Company's obligations regarding its operations and its cooperation with the Purchaser) shall be deemed satisfied as of such extended expiration date, whether any such condition is in fact satisfied on such dates.

    In addition to the Purchaser's rights to extend and amend the Offer subject to the provisions of the Merger Agreement, the Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of, or payment for, any tendered shares, and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for, if any of the conditions specified in Section 14 exists. The Purchaser acknowledges that
(a) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (b) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If the Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, the Purchaser should decide to decrease the number of Shares being sought (provided that a decrease would require the Company's consent) or to increase or decrease the Offer Price (provided that a decrease would require the Company's consent), such decrease in the number of Shares being sought or such increase or decrease in the Offer Price will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer. If at the time notice of any such decrease in the number of Shares being sought or increase or decrease in the Offer Price is first published, sent or given to holders of such Shares, the Offer is scheduled to expire prior to the tenth business day from and including the date that such notice is first so published, sent or given, then the

Offer will be extended at least until the expiration of such tenth business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw his Shares. See Section 4.

    Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, provide a subsequent offering period of from three business days to twenty business days in length following the expiration of the Offer on the Expiration Date ("Subsequent Offering Period"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer which already will have been completed.

    During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial twenty business days period of the Offer has expired;
(ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer; (iii) the Purchaser accepts and promptly pays for all securities tendered during the Offer prior to its expiration; (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period; and (v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

    THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE OFFER PRICE, WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

    SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date provided that the conditions of the Offer set forth in Section 14, including, without limitation, the expiration or termination of the waiting period applicable to the acquisition of Shares pursuant to the Offer under the HSR Act, have been satisfied or waived prior to the Expiration Date. In addition, subject to applicable rules of the Commission, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any other regulatory approvals specified in Section 15.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting those payments to shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates"), or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in Section 3) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times.

    If for any reason whatsoever acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to exercise and duly exercises withdrawal rights as described in
Section 4, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay for Shares tendered or return those Shares promptly after termination or withdrawal of the Offer.

    If, prior to the Expiration Date, the Purchaser increases the consideration offered to shareholders pursuant to the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased pursuant to the Offer, even if those Shares were tendered prior to the increase in consideration.

    The Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    SECTION 3.  PROCEDURE FOR TENDERING SHARES.

    VALID TENDER. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either
(a) Share Certificates evidencing tendered Shares must be received by the Depositary at such address, or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message from the Book-Entry Transfer Facility transmitted to, and received by, the Depositary forming a part of a Book-Entry Confirmation, which states that (x) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (y) the participant has received and agrees to be bound by the terms of the Letter of Transmittal and (z) the Purchaser may enforce such agreement against the participant.

    If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) must accompany each delivery.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's transfer procedures. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

    SIGNATURE GUARANTEES. No signature guarantee is required for shares tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. All other tenders of shares must have the signatures on the Letters of Transmittal guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or by any other "eligible guarantor institution," as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the person who signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), the Share

Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as provided above. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available, time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or a shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then such shareholder's Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

        (i) the tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser herewith, is received by the Depositary as provided below on or prior to the Expiration Date; and

       (iii) the Share Certificates evidencing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ National Market trading days after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution and a representation that the shareholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message, and
(iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering shareholders at the same time and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of tendered Shares are received in the Depositary's account at the Book-Entry Transfer Facility.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    APPOINTMENT AS PROXY. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints the Purchaser, its officers and its designees, and each of them, as the shareholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of the Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if, when and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the shareholder with respect to the Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies or written consents may be given or executed (and if given or executed will not be deemed effective with respect thereto by the shareholder). The Purchaser, its officers and its designees will, with respect to the Shares (and such other Shares and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of the shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of shareholders or acting by written consent without a meeting.

    BACKUP FEDERAL INCOME TAX WITHHOLDING AND SUBSTITUTE FORM W-9. Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each shareholder surrendering Shares in the Offer to the extent not previously provided must provide the payor of such cash with the shareholder's correct Taxpayer Identification Number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that the shareholder is not subject to backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Non-corporate foreign shareholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

    OTHER REQUIREMENTS. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that (i) such shareholder is the owner of the Shares within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 and (iii) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    SECTION 4. WITHDRAWAL RIGHTS. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after April 7, 2000.

    To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary (in accordance with the Offer) at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time on or prior to the Expiration Date by following one of the procedures described in Section 3.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Parent, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    SECTION 5. CERTAIN TAX CONSIDERATIONS. Sales of Shares by shareholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws. In general, a shareholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares. The foregoing discussion may not apply to shareholders who acquire their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND CHANGES IN SUCH TAX LAWS.

    SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS. On January 11, 2000, there were 664 holders of record of the Company's Shares. The Company's Shares are traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market ("NNM") under the symbol ZING. The following table sets forth, for the periods indicated, the high and low closing sale prices per Share as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 (the "Company 10-KSB") with respect to the fiscal years ended

June 30, 1999 and June 30, 1998, and thereafter in published financial sources and do not include commissions. To date, the Company has paid no dividends on the Shares.

                                                                LOW        HIGH
                                                              --------   --------
CURRENT FISCAL YEAR ENDING JUNE 30, 2000
  First Quarter.............................................  $ 7.125    $ 9.187
  Second Quarter............................................    6.438     12.875
  Third Quarter (through February 4, 2000)..................   12.000     15.906

FISCAL YEAR ENDED JUNE 30, 1999
  First Quarter.............................................    7.437      8.875
  Second Quarter............................................    4.500      8.500
  Third Quarter.............................................    6.000      8.875
  Fourth Quarter............................................    5.750      8.500

FISCAL YEAR ENDED JUNE 30, 1998
  First Quarter.............................................    9.250     11.000
  Second Quarter............................................    7.750     10.500
  Third Quarter.............................................    7.500      9.250
  Fourth Quarter............................................    7.500      9.000

    On January 27, 2000, the last full day of trading prior to the public announcement of the transactions contemplated by the Merger Agreement, the reported closing sales price per Share on the NNM was $15.00. On February 4, 2000, the last full day of trading prior to commencement of the Offer, the reported closing sales price per Share on the NNM was $15.125.

    SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    SECTION 7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

    GENERAL. The Company is a New York corporation with its headquarters located at 115 Stevens Avenue, Valhalla, NY 10595. According to the Company's 10-KSB, the Company, through a wholly-owned operating subsidiary, Omnirel LLC, engages in the manufacture and sale of "high reliability" multi-chip power semiconductors, integrated power modules and packaged semiconductor components in military, industrial and high-end commercial markets.

    FINANCIAL INFORMATION. The following selected consolidated financial data relating to the Company and its subsidiary has been taken or derived from the audited financial statements contained in the Company 10-KSB and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "Company 10-Q"). More comprehensive financial information is included in the Company 10-KSB and Company 10-Q and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements (and the notes thereto) contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                            ZING TECHNOLOGIES, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    THREE MONTHS                 YEAR ENDED
                                                        ENDED                     JUNE 30,
                                                 -------------------   ------------------------------
                                                 9/30/99    9/30/98      1999       1998       1997
                                                 --------   --------   --------   --------   --------
                                                     (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATING DATA:
Net sales......................................  $ 6,002    $ 5,969    $25,362    $21,773    $21,300
Cost of sales..................................    3,792      3,826     16,193     13,744     12,116
                                                 -------    -------    -------    -------    -------
Gross profits..................................    2,210      2,143      9,169      8,029      9,184
Selling, general and administrative expenses...    1,322      1,328      6,059      5,279      6,257
Research and development of product and process
  technology...................................      446        426      1,853      1,843      1,773
Depreciation and amortization of property,
  plant and equipment..........................      148        155        578        571        603
Interest expense...............................      279        272      1,069      1,041        993
Interest and other (income) loss, net..........     (893)        53     (2,033)    (2,409)    (3,597)
                                                 -------    -------    -------    -------    -------
Income (loss) before income taxes and item
  shown below..................................      908        (91)     1,649      1,704      3,155
Cost in connection with acquisition of minority
  of subsidiary................................                                                1,227
                                                                                             -------
Income (loss) before taxes.....................      908        (91)     1,649      1,704      1,928
Provision for taxes............................      205                   271        181        320
                                                 -------    -------    -------    -------    -------
Net income (loss)..............................      703        (91)     1,378      1,523      1,608
Basic income (loss) per share..................     0.29      (0.04)      0.57       0.60       0.64
Diluted income (loss) per share................     0.29      (0.04)      0.56       0.60       0.64

BALANCE SHEET DATA (at end of period):
Total current assets...........................  $32,974    $32,169    $32,169    $28,896    $30,645
Total assets...................................   40,819     39,890     39,890     36,171     38,007
Long-term debt, net of current portion.........    3,074      3,231      3,231      3,013      2,903
Shareholders' equity...........................   21,624     21,149     21,149     19,015     19,970

    Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained herein has been furnished by the Company or has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither the Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy, validity or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Parent.

    AVAILABLE INFORMATION. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company's shareholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material should also be available for inspection at the offices of the NASD located at 1735 K. St., N.W., Washington, D.C., 20006.

    SECTION 8.  CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

    GENERAL. The Purchaser, a newly incorporated New York corporation and a direct wholly-owned subsidiary of Parent, was organized in connection with the Offer and has not carried on any activities to date other than in connection with the Offer and the Merger Agreement. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or will engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer or the Merger. Because the Purchaser is a newly formed corporation and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available. The principal executive office of the Purchaser is located at 233 Kansas Street, El Segundo, CA 90245, and the telephone number at such office is (310) 726-8000. All outstanding shares of common stock of the Purchaser are owned by Parent.

    Parent is a Delaware corporation with principal executive offices located at 233 Kansas Street, El Segundo, CA 90245, and the telephone number at such office is (310) 726-8000. The principal business of Parent is the design and manufacture of power semiconductors that refine electricity from wall outlets or batteries into a more usable form, a process which Parent calls "power conversion."

    FINANCIAL INFORMATION. Because the only consideration in the Offer and Merger is cash, and in view of the relatively small amount of consideration payable in relation to the financial capability of Parent and its affiliates, the Purchaser believes the financial condition of Parent, the Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer. However, consolidated financial statements (including notes thereto) of Parent are contained in Parent's Annual Report for the year ended June 30, 1999 (the "Parent Annual Report") and in Parent's Quarterly Report for the quarter ended December 31, 1999 (the "Parent Quarterly Report"). Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

    AVAILABLE INFORMATION. Parent is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file certain periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in such proxy statements and distributed to the Company's shareholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at prescribed rates at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material should also be available for inspection at the offices of the New York Stock Exchange, Inc. located at 11 Wall Street, New York, NY 10005.

    The name, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of the Purchaser and Parent as well as the name, principal business and address of the corporation or other organization in which such present occupation or employment is carried on are set forth in Schedule I hereto.

    Except as described in the Offer to Purchase, none of the Purchaser, Parent or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or wholly-owned or majority-owned subsidiary of the Purchaser, Parent or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any Shares. None of the Purchaser, Parent, or, to the best of their knowledge, any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the past sixty
(60) days. Except as described in this Offer to Purchase, none of the Purchaser, Parent, or, to the best of their knowledge, any of the persons listed on
Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser, Parent, or, to the best of their knowledge, any of the persons listed on Schedule I, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Parent, the Purchaser or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

    SECTION 9. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser and Parent to purchase all of the outstanding shares of the Company (including the cash out of stock options as described in Section 11) is approximately $37.5 million. The total amount of funds required by the Purchase and Parent to be used in the transaction, including the payment of related fees and expenses (approximately $1.2 million), is estimated to be approximately $38.7 million.

    The Offer is not conditioned upon any financing arrangements. The Purchaser will obtain all necessary funds through capital contributions or advances to be made by Parent. Parent has sufficient funds available to it, from cash on hand and from undrawn or available credit under its existing revolving credit facilities and other sources, to fund fully all of its requirements and the Purchaser's requirements in connection with the Offer and the Merger. Under a Credit Agreement dated July 1, 1999 ("Facility") by and among Parent, as borrower, and a syndicate of financial institutions for which Banque Nationale de Paris acts as administrative agent, Parent may borrow up to an aggregate amount of $225,000,000 for general corporate purposes, including transactions contemplated by the Offer, provided that the Requisite Lenders (as such term is defined under such Credit Agreement) must approve the Offer, the Merger, and the acquisition of the Shares under the terms of the Merger Agreement. Such Requisite Lenders have given their approval. Parent's ability to borrow under the Facility is also conditioned on compliance with certain covenants and satisfaction of certain other requirements. Parent is currently in compliance with these covenants and requirements and believes that funds will be available prior to the time that funds are required to pay for Shares tendered in the

Offer. Parent anticipates that any indebtedness incurred through borrowings under the Facility will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by Parent and its affiliates (including, following the Merger, funds generated by the Company) and sales of equity or debt securities of the Company in private or public offerings. No decision has been made concerning the method Parent will employ to repay such indebtedness. Such decision will be made based on Parent's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Parent may deem appropriate. A copy of the Facility is incorporated by reference as an Exhibit to the Schedule TO. There are no alternative financing arrangements in the event the primary financing becomes unavailable.

    SECTION 10.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    In January of 1999, Parent retained Hankin & Co. ("HCO") to provide certain financial advisory services and to assist Parent in locating potential acquisitions to help grow the business of Parent. On March 3, 1999, the Company retained FleetBoston Robertson Stephens, Inc. ("Fleet") as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and its subsidiary, Omnirel LLC ("Omnirel").

    The Offer and the Merger represent the culmination of a series of negotiations between Parent and the Company that began at Parent's initiation in the summer of 1999. In July of 1999, Mr. Nick Thornburn, an employee of Omnirel and a former employee of Parent, spoke to Mr. Robert Mueller, Executive Vice President--External Affairs and Business Development and member of the board of directors of Parent, about the possibility of Omnirel and Parent conducting business with each other. Mr. Mueller spoke with Mr. Walter Lifsey, Vice President of Government and Space Products of Parent, who, through Mr. Thornburn, contacted Mr. John Catrambone, president and chief executive officer of Omnirel, towards the end of July, 1999. Mr. Lifsey and Mr. Catrambone arranged for a meeting on August 10, 1999, while Mr. Lifsey was visiting some of Parent's distributors in New York.

    On August 10, 1999, Mr. Lifsey and Mr. Catrambone met and exchanged general industry and company information, including a general discussion of business conditions in the space, military, and high reliability markets. Following the meeting, Mr. Catrambone gave Mr. Lifsey an escorted tour of the Omnirel manufacturing facility in Leominster, Massachusetts. Mr. Catrambone and Mr. Lifsey then discussed in general terms their current and future growth strategies and, among other things, the possibility of an acquisition by Parent of the Company.

    During the following week, Mr. Lifsey discussed with Dr. Alexander Lidow, chief executive officer and a member of the board of directors of Parent, Mr. Lifsey's visit with Mr. Catrambone and the brief discussion they had regarding a possible acquisition. Dr. Lidow instructed Mr. Lifsey to obtain more information regarding the Company.

    On August 17, 1999, Mr. Lifsey telephoned Mr. Catrambone and affirmed Parent's interest in continuing discussions regarding a possible acquisition. Later that day, Mr. John Allwein, chief financial officer of Omnirel, faxed a general overview and summary of Omnirel, under letterhead of Fleet, advisor to the Company, to Mr. Lifsey.

    A few days later, Fleet telephoned Mr. Lifsey to determine if Parent was serious about pursuing an acquisition. At the conclusion of this conversation Fleet faxed Mr. Lifsey a proposed Confidentiality Agreement which was executed, after minor adjustments to the terms, by Parent on August 27, 1999.

    After receiving the signed Confidentiality Agreement, Fleet sent Mr. Lifsey a detailed Confidential Descriptive Memorandum that Mr. Lifsey, in turn, provided to HCO for review on September 3, 1999. The cover letter to this Memorandum asked Parent to provide a "non-binding written indication of interest" by September 10, 1999.

    On September 7, 1999, a representative of HCO telephoned a representative of Fleet to express Parent's interest in evaluating a possible acquisition of Omnirel and to request extension of Fleet's September 10, 1999 deadline for response, which extension was granted. HCO also requested additional information including Omnirel's capital investment forecast for future years.

    On September 8, 1999, HCO received Omnirel's five year capital investment forecast from Fleet. Representatives of HCO discussed by telephone various financial statement and forecast matters with representatives of Fleet. On September 9, 1999, HCO received Omnirel's loan balance and forecast from Fleet.

    During the period from September 9, 1999 through September 23, 1999, Parent and HCO conducted a series of internal meetings and telephone calls to determine if Parent wanted to proceed with negotiations for a possible acquisition, and, if so, at what price. Contemporaneously, representatives of HCO began informal conversations on valuation ranges and possible acquisition structures with representatives of Fleet.

    On September 23, 1999, HCO conveyed a written, non-binding letter of interest on behalf of Parent to Fleet expressing an interest in acquiring Omnirel for $21.5 million on a "cash-free/debt-free" basis, subject to, among other things, the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

    From September 24, 1999 through October 1, 1999, representatives of HCO and representatives of Fleet continued telephone conversations resulting in an invitation for representatives of Parent and HCO to visit Omnirel to hear Omnirel's management deliver a presentation concerning Omnirel, its prospects, and the reasons why Omnirel warranted a higher valuation than the one contemplated by Parent.

    On October 14 and October 15, 1999, Mr. Dean McKay, a representative of HCO, Mr. Ivo Jurek, Vice President of Electronic Motion Systems for Parent,
Mr. Michael McGee, Executive Vice President and Chief Financial Officer of Parent, Mr. Bel Lazar, Director of Government and Space Operations for Parent, and Mr. Lifsey visited Omnirel and attended the presentation.

    During the following week, representatives of Parent and representatives of HCO met to discuss the proposed transaction.

    On October 22, 1999, representatives of HCO sent a comprehensive due diligence information request form to Mr. Robert A. Snape, director of Fleet's mergers and acquisitions group.

    From October 22, 1999 through October 29, 1999, representatives of HCO and representatives of Fleet continued telephone conversations concerning various alternative transaction structures including acquisition of the Company for cash or stock as well as the possibility of a pooling-of-interests transaction.

    On October 29, 1999, representatives of HCO transmitted, via Fleet, to
Mr. Catrambone a proposed letter of intent indicating Parent's interest in acquiring Omnirel for $24 million on a "cash-free/debt-free" basis, subject to, among other things, the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

    From November 1, 1999 through November 7, 1999, representatives of HCO and representatives of Fleet continued telephone conversations concerning alternative valuations and structures, including the possibility of a tax-free reorganization.

    On November 12, 1999, representatives of HCO telephoned representatives of Fleet to advise Fleet that Parent would be sending a letter through Fleet to the Board of Directors of the Company. This letter expressed Parent's interest in acquiring the Company for $31 million of Parent's stock in a transaction intended to qualify as a tax-free reorganization, subject to, among other things, the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

    On November 15, 1999, representatives of HCO and representatives of Fleet discussed by telephone the details of Parent's November 12, 1999 letter.

    During the next two weeks, representatives of HCO and representatives of Fleet continued to discuss the proposed transaction, including structure, price and other terms.

    On December 3, 1999, Mr. V. Shannon Clyne, managing director of HCO, after conversations with Mr. Lifsey and Dr. Lidow, indicated to Fleet that HCO was advising Parent to offer a price that equaled $28 million of Parent's stock on a "cash-free/debt-free" basis plus the Company's net cash and marketable securities less net debt, subject to the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents. Mr. Clyne also conveyed Parent's interest in retaining the services of Mr. Catrambone and Parent's willingness to negotiate a stay bonus. That same weekend, the Board of Directors of the Company met with Fleet to discuss all pending offers for Omnirel since the Company began considering the possibility of its sale in March of 1999.

    On December 6, 1999, representatives of HCO and representatives of Fleet held telephone discussions to clarify the terms of Parent's proposal, followed by two confirming faxes regarding the clarifications of Parent's proposal.

    On December 8 and 9, 1999, representatives of HCO, Parent, Fleet and the Company continued telephone discussions and agreed to structure the transaction as an all-cash acquisition and agreed on a purchase price for the Company of $28.5 million, plus net cash less net debt, less certain transaction-related expenses, subject to completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

    On December 10 and 13, 1999, representatives of HCO, Parent, Fleet and the Company (including counsel to Parent and counsel to the Company) held telephone discussions about the Company's desire to consummate the transaction quickly, and the parties agreed to structure the transaction as an all-cash tender offer with a back-end merger. Counsel to Parent commenced preparation of the Merger Agreement among Parent, the Company, and a newly-formed wholly-owned subsidiary of Parent as well as preparation of several ancillary agreements.

    On December 15, 1999, O'Melveny & Myers LLP, counsel to Parent, transmitted the first draft of the Merger Agreement to Morrison Cohen Singer & Weinstein, LLP, counsel to the Company. From December 15, 1999 through January 26, 2000, representatives of Parent and representatives of the Company spoke on several occasions, exchanged several drafts, and continued to negotiate the terms of the Merger Agreement as well as the ancillary agreements, including the Stock Option Agreement, an incentive compensation agreement with Mr. Catrambone, and the Stockholder Support Agreements (each such agreement is described further in Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement; Shareholder Support Agreement; Stock Option Agreement; Confidentiality Agreement")).

    On December 28, 1999, representatives of Parent's counsel commenced legal due diligence at the offices of Morrison Cohen Singer & Weinstein, LLP, counsel to the Company, and, on January 3, 2000, representatives of Parent began business due diligence at the Company's facilities in Massachusetts. From January 3, 2000 through January 21, 2000, representatives of Parent's counsel and of Parent continued due diligence.

    On January 9, 2000, the Board of Directors of Parent met to consider the proposed transaction. At the meeting, Dr. Alexander Lidow reviewed the discussions between the parties and reviewed the proposal. After extensive discussion, the Board of Directors of Parent unanimously recommended that Parent proceed with the transaction subject to final approval of the definitive documents.

    On January 18 and 19, 2000, the Board of Directors of the Company met to consider the proposed transaction and the proposed Merger Agreement (and the ancillary agreements) and reviewed the course of the discussions and negotiations with Parent. After extensive discussion, the Board unanimously adopted resolutions determining that the Offer, the Merger, the Merger Agreement, and the purchase of Shares by the Purchaser contemplated by the Offer and the Stock Option Agreement were fair to and in the best interests of the Company's shareholders and recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer.

    On January 27, 2000, the Board of Directors of Parent and the Board of Directors of the Purchaser, by unanimous written consent, approved the tender offer, the merger transactions, and the related agreements.

    On January 27, 2000, the Merger Agreement, the Shareholder Support Agreements, the Stock Option Agreement, and the incentive compensation agreement were executed by the parties thereto.

    On January 28, 2000, Parent and the Company issued a joint press release announcing the Offer.

    SECTION 11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; MERGER AGREEMENT; SHAREHOLDER SUPPORT AGREEMENT; STOCK OPTION AGREEMENT; CONFIDENTIALITY AGREEMENT.

    PURPOSE OF THE OFFER. The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of the entire equity interest of the Company. Upon consummation of the Merger, the Company will become a direct wholly-owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement. The Board of Directors of the Company has unanimously recommended that all holders of Shares tender such Shares pursuant to the Offer. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the purchase of Shares by the Purchaser contemplated by the Offer and the Stock Option Agreement, which approval the Purchaser believes satisfies the relevant requirements of NYBCL.

    PLANS FOR THE COMPANY. Parent intends, upon acquiring control of the Company, to continue its review and evaluation of the Company and its subsidiary and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. Generally, Parent intends to integrate the Company's business into Parent's business, with a view to achieving operating efficiencies and cost savings while maintaining and enhancing customer service. After Parent concludes its review of the Company, it is possible that Parent might modify some of its current plans.

    Except as described above or elsewhere in this Offer to Purchase, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or its subsidiary (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any material change in the Company's capitalization or dividend policy, or any other material change in the Company's corporate structure or business.

    THE MERGER AGREEMENT

    MERGER AGREEMENT. The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to Parent's Tender Offer Statement on Schedule TO (the "Schedule TO"). In particular, when the term "material adverse effect" is used herein it has the meaning as defined in the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the place and in the manner set forth in Section 7 of this Offer to Purchase.

    THE OFFER. The Merger Agreement provides for the making of the Offer by the Purchaser. The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the expiration or termination of all waiting periods imposed by the HSR Act. The Offer is also subject to certain other conditions set forth in Section 14 below. If any of the conditions are not satisfied or any events specified in Section 14 have occurred or are determined by the Purchaser to have occurred, prior to the Expiration Date, the Purchaser reserves the right (but is not obligated), subject to the terms of the Merger Agreement and whether or not any Shares have theretofore been accepted for payment, to waive any of the conditions of the Offer and to make any change in the terms or conditions of the Offer in its sole discretion; provided, however, that no change or waiver may be made, without the prior written consent of the Company, that decreases the price per Share payable in the Offer, decreases the number of Shares sought in the Offer, changes the form of consideration payable in the Offer, or imposes or alters the conditions to the Offer in addition to or from those set forth in
Section 14 or in a manner that is otherwise materially adverse to the holders of the Shares.

    The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, the Purchaser will have the right to extend the Offer beyond the Initial Expiration Date only in the following events: (i) from time to time if, at the Initial Expiration Date (or extended expiration date of the Offer, if applicable) any of the conditions to the Offer have not been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or any period required by applicable law, or (iii) if all conditions to the Offer are satisfied or waived and the Shares validly tendered and not withdrawn pursuant to the Offer represent more than two-thirds of the total issued and outstanding Shares on a fully diluted basis, the Purchaser may extend the Offer for a period not to exceed ten business days; provided that as of the date the Offer is extended, all conditions previously imposed (other than certain of the Company's obligations regarding its operations and its cooperation with the Purchaser) shall be deemed satisfied as of such extended expiration date, whether any such condition is in fact satisfied on such dates.

    In addition to the Purchaser's rights to extend and amend the Offer subject to the provisions of the Merger Agreement, the Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of, or payment for, any tendered shares, and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for, if any of the conditions specified in Section 14 exists. The Purchaser acknowledges that
(a) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (b) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in Section 14 without extending the period of time during which the Offer is open.

    The Company has informed the Purchaser that as of January 26, 2000, there were 2,406,837 Shares issued and outstanding, 34,707 Shares of Common Stock reserved for issuance under the Company's outstanding stock option agreements, and no other stock of the Company outstanding or committed to be issued. Based on this information, and assuming all holders of outstanding options to purchase Shares of Common Stock will have entered into agreements to accept cash in lieu of the right to exercise such options effective on the date the Purchaser purchases the Shares pursuant to the Offer, the Purchaser believes that the Minimum Condition will be satisfied if the Purchaser acquires at least 1,604,558 Shares in the Offer. Parent does not directly or indirectly hold any Shares. Certain other conditions to the Offer are described in Section 14.

    COMPANY ACTION. The Merger Agreement states that the Board of Directors, at a meeting duly called and held, (i) unanimously determined that the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the purchase of Shares by the Purchaser contemplated by the Offer and the Stock Option Agreement, are fair and in the best interests of Company's shareholders,
(ii) unanimously approved and adopted the Merger Agreement, the Stock Option Agreement, and the transactions contemplated thereby, including the Offer, the Merger, and the purchase of Shares by the Purchaser contemplated by the Offer and the Stock Option Agreement, in accordance with the requirements of NYBCL, and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by its shareholders. The Company has been advised that all of its directors, and each of its executive officers who has been informed of the transactions contemplated by the Merger Agreement and who owns Shares, intend to tender their Shares pursuant to the Offer and, if applicable, to vote in favor of the Merger.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that, promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate on the Board of Directors, on each committee of the Board of Directors (other than any committee established to take action under the Merger Agreement or related agreements), and on each the board of directors and each committee of Omnirel LLC, up to such number of directors as will give the Purchaser representation on such board or committee equal to the product of (i) the total number of directors on the Board and
(ii) the percentage that the number of Shares owned by the Purchaser and its affiliates bears to the total number of outstanding Shares. Notwithstanding the foregoing, in the event that Parent's designees are to be appointed or elected to the Company's Board of Directors, until the Effective Time, there shall be at least two Continuing Directors (as defined in the "Introduction") on the Company's Board of Directors, provided that in the event that the number of Continuing Directors shall be reduced below two for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Continuing Directors for purposes of the Merger Agreement. The Company has agreed, upon request of the Purchaser, promptly either to increase the size of the Board (to the extent permitted by the Company's Certificate of Incorporation) and/or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. The Merger Agreement also provides that following the election or appointment of the Purchaser's designees to the Company's Board of Directors, until the Effective Time, any amendment of the Merger Agreement requiring action by the Board or any amendment to the Certificate of Incorporation or by-laws of the Company, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations or other acts of Parent or the Purchaser or any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company and any material transaction with Parent, the Purchaser or any affiliate thereof, unless such transaction is on terms no less favorable to the Company than the Company would obtain in a similar transaction with an unrelated third party, will require the approval of a majority of the Continuing Directors. The Company's obligation to appoint the Purchaser's designees to the Board of Directors is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    THE MERGER. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the shareholders of the Company and the satisfaction or waiver of the other conditions to the Merger, the Purchaser shall be merged with and into the Company, in accordance with NYBCL, whereupon the separate existence of the Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation"). The Merger shall become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of New York or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time"). As a result of the Merger, all of the rights, privileges, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all restrictions, disabilities, liabilities and obligations of the Company and the Purchaser shall become the restrictions, disabilities, liabilities and obligations of the Surviving Corporation.

    CONVERSION OF SHARES. The Merger Agreement provides that at the Effective Time, (i) each issued and outstanding Share (other than Shares owned directly or indirectly by Parent or any of its subsidiaries or by the Company as treasury stock, and other than Shares owned by shareholders who have properly exercised rights of appraisal under NYBCL) will be converted into the right to receive $15.36 per Share or any higher price per Share that may be paid pursuant to the Offer, without interest (the "Merger Consideration"), and (ii) each issued and outstanding share of common stock of the Purchaser will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation (which will constitute the only issued and outstanding capital stock of the Surviving Corporation). The Surviving Corporation will, thereupon, become a direct, wholly-owned subsidiary of Parent.

    STOCK OPTIONS. The Merger Agreement provides that at the closing of the Offer, each holder of outstanding options issued by the Company to purchase Shares, whether or not vested or exercisable, will, upon surrender of such options, be entitled to an amount of cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of Shares covered by such option, and each such surrendered option shall terminate. At the Effective Time, any remaining outstanding options issued by the Company will terminate, and the holders thereof shall be entitled to receive, whether or not vested or exercisable, an amount of cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of Shares covered by such option. Any such payments shall be reduced by applicable withholding taxes and without interest paid thereon.

    Prior to the closing of the Offer, the Company will take all actions (including, if appropriate, amending the terms of any option plan or agreement) that are within its power to give effect to the transactions contemplated by the immediately preceding paragraph.

    SURVIVING CORPORATION. The Merger Agreement provides that the certificate of incorporation and by-laws of the Purchaser at the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation will be Zing Technologies, Inc. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation, and the officers of the Purchaser at the Effective Time will be the officers of the Surviving Corporation.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties, including, without limitation, representations by the Company with respect to its existence, good standing, and corporate authority; the authorization, validity and effect of agreements; capitalization; subsidiaries; other interests; conflicts, required filings, and consents; compliance; Commission filings; financial statements and undisclosed liabilities; absence of certain changes; material contracts; litigation; taxes; employee benefits plans; labor and employment matters; brokers; year 2000 compliance; insurance; properties; environmental laws; related party transactions; bank accounts; intellectual property; minute books; accounting records and internal controls; past product liability and returns; disclosure; and disclosure schedules. Certain representations and warranties in the Merger Agreement contain exceptions for matters that would or could, as the case may be, not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company (and its subsidiary, taken as a whole) or Parent (and its subsidiaries, taken as a whole).

    INTERIM OPERATIONS. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time (unless Parent otherwise agrees in writing), the Company will, and will cause its subsidiary to, operate its business only in the ordinary course of business consistent with past practices and use its commercially reasonable efforts to (i) preserve its existing business organization, insurance coverage, material rights, material licenses or permits, advantageous business relationships, material agreements and credit facilities; and (ii) retain its key officers and employees. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, the Company will not and will not permit its subsidiary to: (A) enter into any material transaction or commitment, or sell, lease, or dispose of or acquire any material properties or assets, except purchases and sales of inventory in the ordinary course of business consistent with past practices; (B) implement any new employee benefit plan, or employment, compensatory or severance agreement;
(C) amend any existing employee benefit plan or employment agreement except as required by law or by the Merger Agreement; (D) enter into, amend or terminate any material contract except as required by law or by the Merger Agreement;
(E) take any action that would jeopardize the continuance of its material supplier or customer relationships; (F) make any material change in the nature of their businesses and operations; (G) enter into any transaction or agreement with any officer, director or affiliate of the Company or its subsidiary or make any loan or advance to any employee of Company or its subsidiary; (H) incur or agree to incur any obligation or liability (absolute or contingent) that individually calls for payment by the Company or its subsidiary of more than $25,000 in any specific case or $100,000 in the aggregate, excluding purchases of inventory in the ordinary course of business; (I) make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by United States generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of the Company or its subsidiary consistent with past practice or any change in its tax elections that would materially increase its tax liabilities; (J) authorize or make capital expenditures in excess of $25,000; (K) mortgage or otherwise encumber or subject to any lien any properties or assets except pursuant to existing agreements; (L) grant, confer or award any bonuses or other forms of cash incentives to any officer, director or employee except consistent with past practice; (M) enter into any new bank credit agreement or line of credit or amend in any material respect its existing bank credit agreement or lines of credit; (N) grant any severance or termination pay to, or enter into any new employment or severance agreement with any present or future officer, employee or director, other than consistent with past practices; (O) take any action that would make any representation or warranty of the Company under the Merger Agreement to be inaccurate in any material (except where such representation or warranty is already qualified as to materiality) respect or omit to take any action necessary to prevent such representation or warranty from being inaccurate in any material (except where such representation or warranty is already qualified as to materiality) respect; (P) acquire any capital stock; or (Q) authorize, commit or agree to take, any of the foregoing actions.

    Furthermore, pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time (unless Parent otherwise agrees in writing), it will not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests, or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action. Furthermore, the Company will not and will not permit its subsidiary to (iii) amend its certificate of incorporation or bylaws or other charter documents, (iv) issue any shares of capital stock, effect any stock split or reclassification or otherwise change (or agree to change) its equity securities, options, warrants, or convertible instruments as they existed on the date of the Merger Agreement, except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger Agreement, or (v) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock.

    NO SOLICITATION. In the Merger Agreement, the Company has agreed not to, directly or indirectly, through any officer, director, employee, agent, investment banker, attorney, accountant, or other representative of the Company or its subsidiary, (i) solicit, initiate, encourage, discuss or negotiate any "Business Combination Proposal" (as defined below) or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Business Combination Proposal (excluding the Merger), or otherwise facilitate any effort or attempt to make or implement a Business Combination Proposal. A "Business Combination Proposal" means a merger, acquisition, consolidation or similar transaction involving, or relating to the purchase of
(1) any assets of the Company or of the Company subsidiary, other than in the ordinary course of business, (2) shares of Company capital stock, or (3) the capital stock of the Company subsidiary. Except as prohibited by ongoing obligations, if any, set forth in any existing confidentiality agreement, the Company has agreed to notify Parent immediately if any inquiries or proposals relating to a Business Combination Proposal are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of its subsidiaries.

    INSPECTION OF RECORDS; ACCESS AND INFORMATION; COOPERATION AND
NOTIFICATION. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its subsidiary, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request, and
(iii) instruct the employees, counsel and financial advisors of the Company and its subsidiary to cooperate with Parent in its investigation of the business of the Company and its subsidiary. The Company has agreed to confer on a regular and frequent basis with Parent or its representatives to discuss, subject to applicable law, material operational matters and the general status of the Company's and its subsidiary's ongoing operations. The Company has also agreed to (a) notify Parent of any significant changes in its and its subsidiary's business, properties, assets, condition (financial or other), results of operations or prospects, (b) notify Parent of any notice or other communication from a governmental or regulatory agency or authority, or from any third party alleging the consent of such person is or may be required, in connection with the transactions contemplated by the Merger Agreement, and (c) deliver to Parent true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement. Furthermore, both Parent and the Company must promptly advise the other of material inaccuracies in any of its representations, warranties or nonperformance of any covenant or of certain other material changes or events and must promptly provide the other party with copies of all filings made by such party or its subsidiary with any governmental entity in connection with the Merger Agreement and the transactions contemplated thereby.

    FILINGS; THIRD PARTY CONSENTS; OTHER ACTIONS. Subject to the terms and conditions of the Merger Agreement, the Company and Parent have agreed to (and, if applicable, cause their subsidiaries to) (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (ii) use all reasonable efforts to cooperate with one another in (a) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from any governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby and (b) timely making all such filings and timely seeking and obtaining all such consents, approvals, permits or authorizations; and (iii) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. Each party must promptly notify the other parties of any failure or prospective failure to obtain any such consents and, if requested by another party, must provide such other party with copies of all material filings and correspondence in connection with, and evidence of, all consents applied for or obtained.

    FINANCIAL INFORMATION. Pursuant to the Merger Agreement, until the Effective Time or, if earlier, the date of the termination of the Merger Agreement in accordance with its terms, the Company has agreed to deliver as soon as practicable but in no event later than thirty days after the end of each fiscal month and forty-five days after the end of each fiscal quarter prior to the Effective Date, beginning with the periods included in the second quarter of fiscal 2000, its unaudited consolidated financial information for such period as prepared by the Company's management, prepared in accordance with GAAP consistently applied and fairly reflecting its consolidated financial condition and the consolidated results of operations.

    INDEMNIFICATION AND INSURANCE. From and after the Effective Time, Parent has agreed to indemnify, defend and hold harmless to the fullest extent that the Company would have been permitted under applicable law the present and former officers and directors of the Company (the "Indemnified Parties") in respect of acts or omissions occurring at or before the Effective Time. For a period of seven years from the Effective Date, Parent must cause the Surviving Corporation or its successor to keep in effect (i) provisions in its certificate of incorporation and by-laws providing for indemnification of the Indemnified Parties that is substantially the same as is currently set forth in the Company's certificate of incorporation and by-laws, giving effect for any successor to the laws of the state of incorporation of such successor, and
(ii) the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that either Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than such existing insurance). However, if such insurance cannot be so maintained or obtained at a premium not greater than 150% of the premium for the Company's current directors' and officers' liability insurance, then Parent may maintain or obtain as much of such insurance as can be maintained or obtained at a cost equal to 150% of the current annual premiums of the Company for such insurance. For two years after the Effective Time, Parent must cause to be maintained either the Company's present insurance policy covering the Company's Retirement Savings Plan or a new policy with substantially similar terms, which may be an insurance policy that covers Parent and its subsidiaries.

    ANTI-TAKEOVER STATUTES. The Company has agreed pursuant to the Merger Agreement that if any anti-takeover or similar statute is applicable to the transactions contemplated thereby it has and will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on its terms and otherwise act to eliminate the effects of such takeover statute on the transactions by the Merger Agreement.

    MISCELLANEOUS COMPANY OBLIGATIONS AND AGREEMENTS. The Company has agreed pursuant to the Merger Agreement that, prior to or at the closing of the Offer,
(i) the Company shall have paid or caused to be paid all amounts owing to banks, brokers and other financial institutions by the Company or its subsidiary, other than certain amounts owed to Fleet National Bank, and (ii) the Unlimited Guaranty and Indemnity Agreement between Fleet National Bank and the Company dated August 28, 1997 shall be terminated.

    INCENTIVE COMPENSATION AGREEMENT WITH JOHN CATRAMBONE. On January 27, 2000, John Catrambone, the president and chief executive officer of Omnirel LLC, entered into an incentive compensation agreement (the "Catrambone Incentive Compensation Agreement") with the Parent. In order to induce Mr. Catrambone to become an employee of Parent, Parent has agreed, pursuant to the Catrambone Incentive Compensation Agreement, to pay or cause to be paid to Mr. Catrambone incentive bonus payments on the following schedule: $250,000 within ten days following the Commencement Date (as defined in the Catrambone Incentive Compensation

Agreement) and $250,000 within ten days following the one-year anniversary of the Commencement Date. If the Company terminates Mr. Catrambone's employment without Cause (as defined in the Catrambone Incentive Compensation Agreement) or if Mr. Catrambone terminates his employment for Good Reason (as defined in the Catrambone Incentive Compensation Agreement) or if Mr. Catrambone dies, the Company shall pay Mr. Catrambone (or his estate or legal representatives) all remaining bonus payments within thirty days of such event. If Mr. Catrambone's employment is terminated for any other reason (including but not limited to voluntary termination by Mr. Catrambone), all outstanding payments shall be paid according to the schedule stated above. Regardless of the above schedule, Mr. Catrambone must not resign for one year from the Commencement Date (except for death or for Good Reason) in order to receive any bonus payments. The above is a summary of the Catrambone Incentive Compensation Agreement, incorporated herein by reference, a copy of which has been filed with the Commission as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Catrambone Incentive Compensation Agreement.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of the Company, Parent and the Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of certain conditions, including: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved in the manner required by NYBCL, by the Company's certificate of incorporation and by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the holders of the shareholders of the Company; (ii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) none of the parties shall be subject to any order or injunction of a court of competent jurisdiction, which prohibits the consummation of the transactions contemplated by the Merger Agreement, and (iv) all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business, results of operations or financial condition of Parent and the Company (and their respective subsidiaries), taken as a whole, following the Effective Time.

    The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (i) Parent shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or before the closing date of the Merger as specified in the Merger Agreement (the "Closing Date"), and the representations and warranties of Parent and the Purchaser contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct as of the Closing Date as if made on the Closing Date, except
(a) for changes specifically permitted by the Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and the Company shall have received a certificate of the Chief Executive Officer, the Chief Operating Officer, or an Executive Vice President of Parent, dated the Closing Date, certifying to such effect; and (ii) the Purchaser will have purchased Shares constituting at least two-thirds of the total issued and outstanding Shares on a fully diluted basis pursuant to the Offer unless the failure of the Purchaser to so purchase such shares is a result of a material breach of any representation, warranty, or condition of the Company under the Merger Agreement.

    The obligations of Parent to consummate the Merger are subject to the satisfaction of the following further conditions: (i) the Company shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or before the Closing Date, and the representations and warranties of the Company contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct as of the Closing Date as if made on the Closing Date, except (a) for changes specifically permitted by the Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, and Parent shall have received a certificate of the President or a Senior Vice President of the Company, dated the Closing Date, certifying to such effect; (ii) from the date of the Merger Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business or operations of the Company and its subsidiary, taken as a whole that would have or would be reasonably likely to have a material adverse effect; (iii) after the Effective Time, no person shall have any right under any stock option agreement or any appreciation right plan (or any right granted thereunder) or other plan, program or arrangement to acquire any equity securities of the Company; (iv) the Shareholder Support Agreement shall have remained in full force and effect through the closing or termination of the Offer, whichever first occurs;
(v) the Company shall have obtained the consent or approval of each person whose consent or approval shall be required under any material contract to which the Company or its subsidiary is a party; and (vi) the Purchaser will have purchased the Shares pursuant to the Offer unless the failure of the Purchaser to so purchase such shares is a result of a material breach of any representation, warranty, or condition of the Purchaser under the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

    (i) by the mutual consent of the Company and Parent;

    (ii) by action of the Board of Directors of either Parent or the Company, if
(a) the Merger shall not have been consummated by June 30, 2000; provided, in the case of a termination pursuant to this clause (a), that the terminating party shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by June 30, 2000; (b) the approval of the Company's shareholders required by the Merger Agreement shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof;
(c) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer before the 41st business day following commencement of the Offer or the Purchaser shall have failed to commence the Offer within 30 days following the date of the Merger Agreement; provided that the right to terminate the Merger Agreement pursuant to this clause (c) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the acceptance for payment by the Purchaser of any Shares pursuant to the Offer by such time or of the Offer to be commenced by such time; or (d) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or the Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause
(d) shall have used all reasonable efforts to remove such injunction, order or decree;

   (iii) by the Company, if (a) there has been a breach by Parent of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have an material adverse effect on Parent or impair the ability of Parent or the Purchaser to timely consummate the transactions contemplated by the Merger Agreement; or (b) if Parent has not commenced the Offer within the time specified in the Merger Agreement or if there has been a material breach of any other covenant or agreement set forth in the Merger Agreement on the part of Parent, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent; and

    (iv) by Parent, if (a) there has been a breach by the Company of any representation or warranty contained in the Merger Agreement which would have or would be reasonably likely to have a material adverse effect on the Company; or
(b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company.

    At any time before the Effective Time, any party to the Merger Agreement may by action of such party's board of directors, to the extent legally allowed, extend the time for performance of any of the obligations of the other parties, waive any inaccuracies in the representations and warranties made to such party, or waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

    In the event that the Merger Agreement is terminated, all obligations of the parties will terminate, except the obligations of the parties pursuant to certain provisions of the Merger Agreement related to survival; expenses; assignment; and certain other miscellaneous provisions. However, nothing in the Merger Agreement shall prejudice the ability of a non-breaching party from seeking damages from any other party for any willful breach of the Merger Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity.

    EXPENSES. Except where expressly provided otherwise, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

    AMENDMENTS. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the shareholders of the Company, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval.

    SHAREHOLDER SUPPORT AGREEMENT

    Concurrently with the execution of the Merger Agreement, Parent and the Purchaser entered into separate Shareholder Support Agreements with each of John Catrambone, Robert E. Schrader IRA, Robert and Deborah Schrader, The Robert Schrader 1998 Grantor Retained Annuity Trust, Robert Schrader, and John Allwein (each, a "Supporting Shareholder") pertaining to Shares held by each of them. These Supporting Shareholders own approximately 57% of the outstanding Shares of the Company. The following is a summary of certain provisions of the Shareholder Support Agreements, each of which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Shareholder Support Agreements.

    AGREEMENT TO TENDER. Pursuant to the Shareholder Support Agreements, each Supporting Shareholder irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Offer, all of the Shares that such Supporting Shareholder owns as of the date of the Shareholder Support Agreements as well as any additional Shares that such Supporting Shareholder may own, whether acquired by purchase, exercise of options or otherwise, at any time thereafter (the "Supporting Shares").

    VOTING AGREEMENT. Until the termination of the applicable Shareholder Support Agreement, each Supporting Shareholder irrevocably and unconditionally agrees to vote or cause to be voted all Supporting Shares that such Supporting Shareholder is entitled to vote at the time of any vote of the shareholders of the Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby,
(ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement, and
(iii) against any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement.

    PROXY. Pursuant to the Shareholder Support Agreements, each Supporting Shareholder (i) revokes any and all previous proxies granted with respect to the Supporting Shares owned by such Supporting Shareholder, and (ii) grants a limited irrevocable proxy, within the meaning of NYBCL, appointing the Purchaser as such Supporting Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in such Supporting Shareholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon and limited to only those matters referred to in the section on "VOTING AGREEMENT" above, as the Purchaser or its proxy or substitute shall, in the Purchaser's sole discretion, deem proper with respect to the Supporting Shares owned by such Supporting Shareholder.

    ADDITIONAL AGREEMENTS. Each of the parties to the Shareholder Support Agreements agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements or restrictions of any kind to which such party is a party or by which such party is governed or bound, to consummate and make effective the transactions contemplated by the Shareholder Support Agreements, to obtain all necessary waivers, consents and approvals and effect all necessary registrations and filings, responses to requests for additional information related to such filings, and submission of information requested by governmental authorities.

    REPRESENTATIONS AND WARRANTIES. The Shareholder Support Agreements contain customary representations and warranties of the parties thereto.

    NO PROXIES FOR OR ENCUMBRANCES ON SHAREHOLDER SHARES. Except pursuant to the terms of the Shareholder Support Agreements, each Supporting Shareholder agrees that, without the prior written consent of the Purchaser, such Supporting Shareholder will not directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of the Supporting Shares owned by such Supporting Shareholder or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Supporting Shares owned by such Supporting Shareholder during the term of the applicable Shareholder Support Agreement. Each Supporting Shareholder agrees not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or assignment or understanding and agrees to notify the Purchaser promptly and to provide all details requested by the Purchaser if such Supporting Shareholder shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

    INDEMNIFICATION. Parent agrees to indemnify and hold harmless the Supporting Shareholders against any Losses (as defined in the Shareholder Support Agreements) made against each of the Supporting Shareholders by any third party with respect to the matters covered by the Merger Agreement.

    AMENDMENTS; TERMINATION. The Shareholder Support Agreements may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto. Each Shareholder Support Agreement terminates on the earliest to occur of (i) tender and acceptance pursuant to this Offer of the Supporting Shares owned by such

Supporting Shareholder, (ii) the consummation of the Merger, (iii) the six month anniversary of such Shareholder Support Agreement and (iv) the termination of the Merger Agreement.

    STOCK OPTION AGREEMENT

    The following is a summary of certain provisions of the Stock Option Agreement entered into between the Company and the Purchaser, incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Stock Option Agreement.

    Under the Stock Option Agreement, the Company granted to the Purchaser an irrevocable Top-Up Stock Option to purchase that number of Top-Up Option Shares equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and Parent immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. However, the Top-Up Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

    Subject to the terms and conditions of the Stock Option Agreement, the Top-Up Stock Option may be exercised by the Purchaser, at its election, in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" shall occur for purposes of the Stock Option Agreement upon the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting, together with Shares owned directly or indirectly by Parent, more than two-thirds but less than 90% of the Shares then outstanding. The "Top-Up Termination Date" shall occur for purposes of the Stock Option Agreement upon the earliest to occur of: (i) the Effective Time;
(ii) the date which is 20 business days after the occurrence of a Top-Up Exercise Event; and (iii) the termination of the Merger Agreement.

    The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions:
(i) any applicable waiting period under the HSR Act shall have expired or been terminated; and (ii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise.

    Any provision of the Stock Option Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Stock Option Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

    CONFIDENTIALITY AGREEMENT

    On August 27, 1999, Parent and Fleet National Bank, financial advisor to the Company, entered into a Confidentiality Agreement. Each party has agreed therein that for three years following the date of the Confidentiality Agreement, it will keep confidential all nonpublic, confidential, or proprietary information of the other party, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible transaction between the Company and Parent. The foregoing is a summary of certain provisions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is incorporated herein by reference and a copy has been filed with the Commission as an exhibit to the Schedule TO. The Confidentiality Agreement shall survive termination of the Merger Agreement.

    SECTION 12. DIVIDENDS AND DISTRIBUTIONS. As described above, the Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time (unless Parent agrees otherwise in writing), the Company will not
(i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests, or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action. Furthermore, the Company will not and will not permit its subsidiary to
(iii) amend its certificate of incorporation or bylaws or other charter documents, (iv) issue any shares of capital stock, effect any stock split or reclassification or otherwise change (or agree to change so) its equity securities, options, warrants, or convertible instruments as they existed on the date of the Merger Agreement, except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger Agreement, or
(v) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock.

    Pursuant to the terms of the Merger Agreement, the Company is prohibited from taking any of the actions described in the preceding paragraphs, and nothing herein shall constitute a waiver by the Purchaser or Parent of any of its rights under the Merger Agreement or a limitation of remedies available to the Purchaser or Parent for any breach of the Merger Agreement, including termination thereof.

    SECTION 13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ NATIONAL MARKET LISTING AND EXCHANGE ACT REGISTRATION. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

    Depending upon the aggregate market value and per Share price of any Shares not purchased pursuant to the Offer, following the Offer the Shares may no longer meet the standards for continued listing on the NASDAQ National Market which requires an issuer to have at least 100,000 publicly held Shares with an aggregate market value of at least $5,000,000. Shares held by directors and officers (or their immediate families) of the Company and other concentrated holdings of 10% or more of the Shares outstanding generally will not be considered to be publicly held for the purpose of the foregoing standards. In the event that the Shares were no longer quoted on the NASDAQ National Market, it is possible that the Shares could continue to trade in the over-the-counter market and that quotations would continue to be reported through other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of shareholders remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

    The Shares are currently registered under the Exchange Act. Such registration of the Shares may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange or quoted on the NASDAQ National Market and there are fewer than 300 holders of record of the Shares. Deregistration of the Shares under the Exchange Act would reduce substantially the information required to be furnished by the Company to holders of Shares and to the Commission and would render inapplicable certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of Section 14(a) that the Company furnish shareholders with proxy materials in connection with shareholders' meetings and the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to "going private" transactions. It is the current intention of Parent to cause the Company to deregister the Shares after the consummation of the Offer if the requirements for termination of registration are met.

    If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities." The Shares currently are "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that following the Offer, the Shares would cease to constitute "margin securities" for the purpose of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for margin loans made by brokers.

    SECTION 14. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to amend the Offer (subject to the terms of the Merger Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or to return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may postpone the acceptance for payment or, subject to the restrictions referred to above, payment for, any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and not accept for payment any Shares if:

    (i) the Minimum Condition shall not have been satisfied or waived pursuant to the Merger Agreement prior to the Expiration Date,

    (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the Expiration Date,

   (iii) at any time on or after the date of the Merger Agreement and prior to the Initial Expiration Date of the Offer (or extended expiration date of the Offer only if under the Merger Agreement these conditions remain applicable), any of the following conditions exist:

        (a) there shall be instituted and remain pending any action, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign,

           (1) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or seeking to require the Company, Parent or the Purchaser to pay any damages related to the Offer, the Merger or the other transactions contemplated by the Merger Agreement that are material in relation to the Company taken as a whole,

           (2) seeking to impose limitations on the ability of the Purchaser, or to render the Purchaser unable to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,

           (3) seeking to restrain or prohibit Parent's ownership or operation (or that of Parent's subsidiaries) of all or any portion of the business or assets of the Company or its subsidiary or of Parent or its subsidiaries or to compel Parent or its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or its subsidiary or of Parent or its subsidiaries,

           (4) seeking to impose limitations on the ability of Parent, the Purchaser or any other subsidiary of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, the Purchaser or any other subsidiary of Parent on all matters properly presented to the Company's shareholders, except such limitations on voting securities as may be required as a result of Parent or the Purchaser not complying with applicable securities laws,

           (5) seeking to require divestiture by Parent, the Purchaser or any other subsidiary of Parent of any Shares, or

           (6) that otherwise is reasonably likely to have a material adverse effect on the Company; or

        (b) there shall have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses
    (1) through (6) of paragraph (a) above; or

        (c) the Board of Directors of the Company (1) shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (2) shall have failed to reaffirm such approval or recommendation upon Parent's reasonable request; or

        (d) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company required to be performed or complied with by it under the Merger Agreement prior to the consummation of the Offer; or any representations and warranties of the Company contained in the Merger Agreement shall not be true and correct, individually or in the aggregate, so as to be reasonably likely to have a material adverse effect on the Company, in each case, when made or (except those that speak as to a specific date) as of the expiration date as set forth in the first sentence to this clause (iii) of the Offer as if made at and as of such time; or

        (e) there shall have occurred a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that is reasonably expected to have a material adverse effect on the Company; or

        (f) the Merger Agreement shall have been terminated by Parent in accordance with its terms; or

        (g) Parent shall not have received an opinion from Morrison Cohen Singer & Weinstein, LLP pursuant to the Merger Agreement in substantially the form attached to the Merger Agreement,

    (iv) the Catrambone Incentive Compensation Agreement in substantially the form attached to the Merger Agreement shall not be in effect, or

    (v) any employee of the Company, or the Company subsidiary, who owes any indebtedness to the Company or any Company subsidiary has not either (1) repaid all principal and interest due thereon in full or (2) instructed ChaseMellon Shareholder Services, L.L.C. to pay to Parent an amount equal to such principal and interest out of the proceeds due such employee pursuant to the Offer and to remit the balance of such proceeds to such employee.

    Except as otherwise provided in the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and the Purchaser and may, subject to the terms of the Agreement, be waived by Parent or the Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the earlier of the scheduled expiration date of the Offer or when payment for the Shares tendered pursuant to the Offer should have been made by Parent or the Purchaser.

    A public announcement will be made of a material change in, or waiver of, such conditions to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

    SECTION 15.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

    GENERAL. The Purchaser is not aware of any material pending legal proceeding relating to the Offer. Except as otherwise set forth in this Offer to Purchase, based upon an examination of publicly available information filed by the Company with the Commission, neither the Purchaser nor Parent is aware of
(i) any license or other regulatory permit that appears to be material to the business of the Company and its subsidiary, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiary) pursuant to the Offer or the Merger, or (ii) any filings, approvals or other actions by or with any domestic (federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiary) by the Purchaser as contemplated herein. Should any such approval or other action be required, it is the Purchaser's present intention to seek such approval or action. However, except as otherwise set forth in this Offer to Purchase, the Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Purchaser's right to delay or decline to purchase Shares if any of the conditions in Section 14 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Parent or the Purchaser or that certain parts of the businesses of the Company, Parent or the Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or, in the event that such approval was not obtained or such other action was not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions discussed in Section 14, including conditions relating to the legal matters discussed in this Section 15.

    STATE TAKEOVER STATUTES--NEW YORK. The Company is incorporated under the laws of the State of New York and is subject to the provisions of Section 912 of NYBCL regulating certain business combinations. Section 912 of NYBCL prevents a domestic corporation from engaging, in certain circumstances, in a "business combination", which includes a merger or sale of more than 10% of the corporation's assets with any "interested shareholder" (generally defined as a shareholder who, together with its affiliates and associates, owns 20% or more of the corporations' outstanding voting shares) for five years following such interested shareholder's stock acquisition unless one of the following conditions is satisfied: (i) the business combination or the purchase of stock made by such interested shareholder had been approved by the board of directors prior to such interested shareholder's stock acquisition date, (ii) the business combination is approved by a majority of shareholders other than the interested shareholder no earlier than five years after such interested shareholder's stock acquisition date, or (iii) the price paid to all shareholders meets certain conditions relating to the type and minimum amount of consideration to be paid to shareholders other than the interested shareholder. A New York corporation may "opt out" of the provisions of Section 912 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a shareholders' amendment approved by at least a majority of the outstanding voting shares (other than the interested shareholders), which amendment generally will not become effective until 18 months after the date of such amendment. In connection with the review of the proposed transaction, the Company's Board of Directors prior to the execution of the Merger Agreement unanimously (i) approved the Offer, the Merger, and the purchase of Shares contemplated by the Offer and the Stock Option Agreement, (ii) determined that the terms of the Offer and the Merger, including the Offer Price of $15.36 per Share in cash, are in the best interest of the shareholders of the Company, and
(iii) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Accordingly, the Purchaser and Parent believe that Section 912 of NYBCL is inapplicable to the Merger Agreement, the Offer and the Merger because its provisions have been satisfied.

    STATE TAKEOVER STATUTES--OTHER. A number of other states have also adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Company, directly or through its subsidiary, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, the Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between the Purchaser or any of its affiliates and the Company and has not complied with any such laws. To the extent that certain provisions of these state takeover statutes purport to apply to the Offer, the Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders; provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

    Should any person seek to apply any state takeover law, the Purchaser will take reasonable efforts to resist such application, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered. See Section 14.

    APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company at the time the Merger is consummated would have certain rights to dissent and demand appraisal of their Shares under Section 623 of NYBCL. Dissenting shareholders who comply with the requisite statutory procedures under NYBCL would be entitled to a judicial determination and payment of the "fair value" of their Shares as of the close of business on the day prior to the date of shareholder authorization of the Merger, together with interest thereon, at such rate as the court finds equitable, from the date the Merger is consummated until the date of payment. Under NYBCL, in fixing the fair value of the Shares, a court would consider the nature of the transaction giving rise to the shareholders' right to receive payment for Shares and its effects on the Company and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of Shares of a corporation engaging in a similar transaction under comparable circumstances, and all other relevant factors. The foregoing summary of the rights of objecting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of NYBCL.

    "GOING PRIVATE" TRANSACTIONS. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 is not applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the Commission and disclosed to shareholders prior to consummation of the transaction.

    SHAREHOLDER APPROVAL. Under NYBCL, the approval of the Company's Board of Directors and the affirmative vote of the holders of a two-thirds majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger by the shareholders of the Company in accordance with NYBCL. In addition, the Company has represented that the affirmative vote of the holders of a two-thirds majority of the outstanding Shares is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under NYBCL described below (in which case no action by the shareholders of the Company, other than the Purchaser, will be required to consummate the Merger), the only remaining corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a two-thirds majority of the Shares. The Merger Agreement provides that Parent will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement at the Company's shareholder's meeting. In the event that the Purchaser acquires that percentage of outstanding Shares at least equal to the Minimum Condition, it would have the ability to ensure approval of the Merger by the shareholders of the Company.

    SHORT-FORM MERGER. NYBCL would permit the Merger to occur without a vote of the Company's shareholders (a "short-form merger") if the Purchaser were to acquire at least 90% of the outstanding Shares. If, however, the Purchaser does not acquire at least 90% of the then outstanding

Shares pursuant to the Offer or otherwise, and a vote of the Company's shareholders is required under NYBCL, a longer period of time will be required to effect the Merger.

    APPROVAL UNDER THE COMPANY'S CERTIFICATE OF INCORPORATION. Paragraph Seventh of the Company's Restated Certificate of Incorporation provides that if any person owns of record or beneficially (directly or indirectly) more than 10% of the shares of Common Stock of the Company, then certain transactions (including the Merger) may not be effected without the affirmative vote of the holders of at least two-thirds of the shares of Common Stock of the Company, unless such transaction (such as the Merger) was approved in advance by the Company's board of directors prior to the time that such person became such an owner of more than 10% of the shares of Common Stock of the Company. On
January 19, 2000, the Board of Directors of the Company unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the purchase of Shares contemplated by the Offer and the Stock Option Agreement. As a result of such unanimous approval by the Company's board of directors, the provisions of Paragraph Seventh of the Company's Restated Certificate of Incorporation shall not apply to the Merger Agreement, the Stock Option Agreement, the Offer or the Merger.

    ANTITRUST. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to the HSR Act requirements. See Section 2.

    Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Pre-merger Notification and Report Form under the HSR Act by Parent, which Parent intends to submit as soon as practicable after the date hereof. The waiting period under the HSR Act would expire at 11:59 p.m., New York City time, 15 days after the filing date, unless early termination of the waiting period were granted or Parent received a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request were made, the waiting period applicable to the Offer will expire on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period may be extended by court order or by consent of Parent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

    The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. Accordingly, pursuant to the HSR Act, each of Parent and the Company intend to request early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See
Section 2 and Section 14. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Purchaser's acquisition of Shares is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances.

    No separate HSR Act requirements with respect to the Merger or the Merger Agreement will apply if the 15-day waiting period relating to the Offer (as described above) has expired or been terminated. However, if the Offer is withdrawn or if the filing relating to the Offer is withdrawn prior to the expiration or termination of the 15-day waiting period relating to the Offer, the Merger may not be consummated until 30 calendar days after receipt by the Antitrust Division and the FTC of the Pre-merger Notification and Report Forms of both Parent and the Company, unless the 30-day period is earlier terminated by the Antitrust Division and the FTC. Within such 30-day period, the Antitrust Division or the FTC may request additional information or documentary materials from Parent and/or the Company, in which event, the acquisition of Shares pursuant to the Merger may not be consummated until twenty (20) days after both Parent and the Company substantially comply with such requests. Thereafter, the waiting periods may be extended only by court order or by consent.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the purchase by the Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by the Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Although the Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the outcome will be.

    SECTION 16. FEES AND EXPENSES. Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer.

    Hankin & Co. ("HCO") has provided certain financial advisory services to Parent and the Purchaser in connection with the acquisition of the Company. Parent has agreed to pay HCO a fee of $600,000 payable upon consummation of the Offer. The Purchaser has also retained Morrow & Co., Inc. to act as the Information Agent and ChaseMellon Shareholders Services, L.L.C. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward the Offer materials to beneficial owners. The Information Agent and the Depositary will receive reasonable and customary compensation for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses, including the fees and expenses of legal counsel. The Purchaser and Parent have also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

    SECTION 17. MISCELLANEOUS. The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Purchaser and Parent have filed with the Commission a Schedule TO (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission (except that they will not be available at the regional offices of the Commission) in the manner set forth in
Section 7 of this Offer to Purchase.

                                          IRC ACQUISITION CORPORATION

February 7, 2000

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS

    1.  DIRECTORS AND EXECUTIVE OFFICERS OF INTERNATIONAL RECTIFIER
CORPORATION. The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of the directors and executive officers of Parent. The business address of each director and executive officer is 233 Kansas Street, El Segundo, CA 90245, unless otherwise set forth below. Unless otherwise indicated, each occupation or employment set forth opposite an individual's name refers to occupation or employment with Parent.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
      NAME AND BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
-------------------------------------  --------------------------------------------------  -------------
Eric Lidow(1)                          Mr. Lidow has been a Director of Parent since       United States
                                         1947. He is the Chairman of the Board of
                                         Directors of Parent.

Alexander Lidow(1)                     Dr. Lidow has been a Director of Parent since       United States
                                         1994. He has been the Chief Executive Officer of
                                         Parent since his election on March 6, 1995. He
                                         is also on the Board of Overseers for the RAND
                                         Corporation and on the Board of Trustees of the
                                         California Institute of Technology.

Donald S. Burns                        Mr. Burns has been a Director of Parent since       United States
  Prestige Holdings, Ltd.                1993. He is also the Chairman of the Board,
  5967 Redondo Drive                     President and Chief Executive Officer of
  Bonsall, CA 92003                      Prestige Holdings, Ltd., an investment advisory
                                         firm.

George Krsek                           Dr. Krsek has been a Director of Parent since       United States
  Konec, Inc.                            1979. From August 1994 to December 1997, he was
  3840 E. 44th Street, #609              the Managing Member of Konec L.L.C., a
  Tucson, AZ 85713                       management consulting firm. In December 1997,
                                         Konec L.L.C. converted to Konec, Inc., and he
                                         became the President and Chairman of the Board
                                         of Konec, Inc.

Derek B. Lidow(1)                      Dr. Lidow has been a Director of Parent since       United States
  iSuppli, Inc.                          1994. He is the President, Chief Executive
  P. O. Box 30464 SMB                    Officer and also a Director of iSuppli Inc., an
  5th Floor                              internet company. He is also a Director and
  Queensgate House, George               Chief Executive Officer of Lidow
  Town, Grand Cayman                     Technologies, Inc., a Member of the Leadership
  Cayman Islands, B.W.I.                 Council of the School of Engineering of
                                         Princeton University, and a Trustee of the Los
                                         Angeles Philharmonic. He was a Chief Executive
                                         Officer of Parent from March 6, 1995 until
                                         June 15, 1999. Prior to that he served in
                                         various managerial positions within Parent.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
      NAME AND BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
-------------------------------------  --------------------------------------------------  -------------
Minoru Matsuda                         Mr. Matsuda has been a Director of Parent since     Japan
  Kanazawa Institute of                  1997. Since April 1997 he has been a Professor
  Technology                             at the Kanazawa Institute of Technology in
  7-1 Ohgigaoka Nonoichi                 Ishikawa, Japan. He was employed by Hitachi Ltd.
  Ishikawa 921-8501 Japan                from 1960 to March 1997, his last position being
                                         Senior Counsel-Intellectual Property.

Robert J. Mueller                      Mr. Mueller has been a Director of Parent since     United States
                                         1990. He is also the Executive Vice President of
                                         External Affairs and Business Development. He
                                         has been employed by Parent since 1961 in
                                         various managerial positions.

James D. Plummer                       Dr. James D. Plummer has been a Director of Parent  United States
  Stanford University                    since 1994. He is also the Frederick Emmons
  Terman Engineering                     Terman Professor of Engineering, Dean of the
  Mail Code 4027                         School of Engineering and Director of the
  380 Panama Mall                        Stanford Nanofabrication Facility at Stanford
  Stanford, CA 94305                     University.

Jack O. Vance                          Dr. Vance has been a Director of Parent since       United States
  Management Research, Inc.              1988. He is the Managing Director of Management
  3592 Venture Drive                     Research, a management consulting firm. He is
  Huntington Beach, CA 92649             also a Director of The Olson Company, King's
                                         Seafood Co., First Consulting Group, Semtech
                                         Corporation, Mathers Fund, Inc., and Hankin &
                                         Co. He was formerly a Managing Director of the
                                         Los Angeles office of McKinsey & Co., a
                                         management consulting firm.

Rochus E. Vogt                         Dr. Vogt has been a Director of Parent since 1984.  United States
  California Institute of                He is the R. Stanton Avery Distinguished Service
  Technology Mail Code 103-33            Professor and Professor of Physics at California
  1200 E. California Blvd.               Institute of Technology.
  Pasadena, Ca 91107

Nabeel Gareeb                          Mr. Gareeb was elected Executive Vice President,    United States
                                         Components Group in November 1999. He has been
                                         employed by Parent since August 1992 in various
                                         managerial positions.

Michael P. McGee                       Mr. McGee is the Executive Vice President and       United States
                                         Chief Financial Officer of Parent. He joined
                                         Parent in July 1990 as Director of Corporate
                                         Accounting and was promoted to Corporate
                                         Controller in December 1990. Mr. McGee became
                                         Vice President, Controller and Principal
                                         Accounting Officer in 1991, and, in 1993, became
                                         Vice President and Chief Financial Officer. In
                                         November 1998, Mr. McGee was elected Executive
                                         Vice President.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
      NAME AND BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
-------------------------------------  --------------------------------------------------  -------------
L. Michael Russell                     Mr. Russell is the Executive Vice President,        United States
                                         Secretary and General Counsel of Parent. He
                                         joined Parent as Vice President and General
                                         Counsel in January 1997. He became Secretary in
                                         February 1997 and in November 1998 he was
                                         elected Executive Vice President. Mr. Russell
                                         was General Counsel, Consumer & Industrial
                                         Segment, and Chief International Counsel of
                                         Teledyne, Inc., where he was employed in the
                                         Corporate Legal Department for more than five
                                         years immediately prior to joining the Company.

------------------------

FOOTNOTES

(1) Drs. Alexander and Derek B. Lidow are sons of Eric Lidow.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF IRC ACQUISITION CORPORATION. The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of the directors and executive officers of the Purchaser. The business address of each director and executive officer is 233 Kansas Street, El Segundo, CA 90245, unless otherwise set forth below. Unless otherwise indicated, each occupation or employment set forth opposite an individual's name refers to occupation or employment with Purchaser.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
      NAME AND BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS   CITIZENSHIP
-------------------------------------  --------------------------------------------------  -------------
Alexander Lidow                        Dr. Lidow has been a Director of the Purchaser      United States
                                         since incorporation in January 2000. He is the
                                         Chairman and the President of the Purchaser. He
                                         is also on the Board of Overseers for the RAND
                                         Corporation and on the Board of Trustees of the
                                         California Institute of Technology. He is also a
                                         Director and Officer of Parent. See above.

Michael P. McGee                       Mr. McGee has been a Director of the Purchaser      United States
                                         since incorporation in January 2000. He is
                                         Treasurer and Vice President--Finance of the
                                         Purchaser. He is also an Officer of Parent. See
                                         above.

L. Michael Russell                     Mr. Russell has been a Director of the Purchaser    United States
                                         since incorporation in January 2000. He is Vice
                                         President, Secretary and General Counsel of the
                                         Purchaser. He is also an Officer of Parent. See
                                         above.

    Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

               BY MAIL:                       BY FACSIMILE TRANSMISSION:                       BY HAND:
  ChaseMellon Shareholder Services,        (FOR ELIGIBLE INSTITUTIONS ONLY)       ChaseMellon Shareholder Services,
                L.L.C.                              (201) 296-4293                              L.L.C.
      Reorganization Department            CONFIRM FACSIMILE BY TELEPHONE:             120 Broadway, 13th Floor
            P.O. Box 3301                           (201) 296-4860                        New York, NY 10271
      South Hackensack, NJ 07606               (FOR CONFIRMATION ONLY)

                                                BY OVERNIGHT COURIER:
                                          ChaseMellon Shareholder Services,
                                                        L.L.C.
                                                  85 Challenger Road
                                              Ridgefield Park, NJ 07660

    Any questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and related materials may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                               MORROW & CO., INC.

                             445 Park Avenue, 5th Floor
                               New York, NY 10022
                          Call Collect (212) 754-8000
                    Banks and Brokerage Firms, Please Call:
                                 (800) 662-5200
                    SHAREHOLDERS PLEASE CALL: (800) 566-9061